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Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106-2150
Tel (816) 842-8600
Fax (888) 556-8456

                                                             Lisa R. Westergaard
                                                                  (816) 691-2327
                                                  lwestergaard@stinsonmoheck.com
                                                           www.stinsonmoheck.com



January 30, 2006


Securities and Exchange Commission
Attn:  Ms. Mellissa Duru
Division of Corporation Finance
Mail Stop 7010
Washington, D.C.  20549-7010

      Re:  Quest Resource Corporation
           Registration Statement on Form S-1, File No. 333-130259

Dear Ms. Duru:

      In response to the issuance of your oral comment on January 30, 2006 regarding the status of the selling stockholders named in the above registration statement, this letter serves as written confirmation that (i) none of the selling stockholders are broker-dealers and (ii) with respect to those selling stockholders that are affiliates of a broker-dealer, none of those stockholders had any agreement with any person to distribute the shares being registered at the time those stockholders acquired their shares.

      If you have any further questions or comments, do not hesitate to contact me at (816) 691-2327.

                                Sincerely,

                                STINSON MORRISON HECKER LLP


                                /s/ Lisa R. Westergaard


                                Lisa R. Westergaard